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United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer O'Brien, Kimberly Calder, Liz Packebusch and Loan Lauren Nguyen

Re:	Enlight Renewable Energy Ltd. Draft Registration Statement on Form F-1 Submitted July 25, 2022 CIK No. 0001922641

To the addressees set forth above:

On behalf of our client, Enlight Renewable Energy Ltd. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Draft Registration Statement on Form F-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on July 25, 2022 (the “Draft Submission”).

Amendment No. 3 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Gilad Yavetz, the Company’s Chief Executive Officer, dated December 5, 2022. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

December 14, 2022

Capitalization, page 60

1.	We note you include Financial assets at fair value through profit or loss as a cash equivalent. However, the amount presented as Total Cash and cash equivalents does not match the amount reflected on the statements of financial position of $250,553. Tell us why you believe this asset qualifies as a cash or cash equivalent or revise your presentation accordingly. Refer to IAS 7.6-7.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 to exclude financial assets at fair value through profit or loss from the line item “total cash and cash equivalents.”

Management's discussion and analysis of financial condition and results of operations Segment information

Reconciliation of Non-IFRS Financial Information, page 76

2.	We note from your response to prior comment 7 that you have provided a reconciliation of Total Segment Adjusted EBITDA to net income “even though the Company does not derive Total Segment Adjusted EBITDA from net income” and that you have “not used this measure on a stand-alone basis in the Registration Statement.” As Total Segment Adjusted EBITDA appears to include an adjustment reflective of a balance sheet item, please further clarify for us how the presentation of this measure is consistent with Item 10(e) of Regulation S-K or remove it from MD&A.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 to remove Total Segment Adjusted EBITDA. Please note that the Company has revised the formatting of the table containing the segment information on page 77 but has not made any changes to the contents of the table.

Notes to the financial statements as of December 31, 2021

Note 28 - Operating segments, page F-84

3.	We note from your response to prior comment 16 that “Segment Revenues are the Revenues amounts that are included in the set of reports which are submitted to the CODM, for the purpose of allocating resources and assessing the performance of operating resources.” However, it does not appear that the presentation of measures other than those consistent with revenue from contracts with customers for your reportable segments should be presented. Please revise your disclosure or further explain to us why your current presentation is appropriate.

Response:

The Company respectfully acknowledges the Staff's comment. As discussed with the Staff on a phone call on December 12, 2022, the Company indicates that it is pursuing additional dialog with the Staff regarding this comment.

December 14, 2022

Notes to the condensed consolidated financial statements as of June 30, 2022

Note 4 - Significant transactions and events during the reporting period

I. Change of estimate in the accounting treatment of the Halutziot project, page F-124

4.	We note from your response to prior comment 19 that you have concluded that IFRIC 12.5 is no longer applicable. To this end, you indicate that resolution 563 allowed for significant changes to be made to the terms of the concession arrangement with the Israeli Electricity Authority (“IEA”), including the “replacement of existing panels with panels based on advanced technology, changes to the structure of facilities and the expansion of production capacities.” Please address the following:

•	Tell us whether you have incurred the expenditures for the replacement of the existing panels, when these expenditures were or will be incurred, and at what cost.

•	Provide an analysis in support of your conclusion that the residual interest in the Halutziot facility at the end of the term of the arrangement is significant per IFRIC 12.5(b).

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that the total expected costs of the replacement are approximately USD 25 million. In the first half of 2022, the Company incurred expenditures of approximately USD 14.7 million, which mainly relate to logistic and engineering work incurred in preparing the facility, acquiring and transferring new advanced panels to the facility and installing them instead of the old ones. During the second half of 2022 the Company finalized the replacement process and incurred expenditures of approximately USD 10.3 million (out of which approximately USD 4.8 million will be held by the Company and paid after the Company will finish the quality checks, which the Company expects to take place in the beginning of 2023).

With respect to the Company's conclusion that the residual interest in Halutziot facility was considered significant, the Company respectfully advises the staff that the residual interest was calculated in accordance with the guidance provided in IFRIC 12.6 and AG4. That is, the residual interest in the facility is the estimated current value of the facility as if it were already of the age and in the condition expected at the end of the term of the arrangement. With that respect, for purpose of the determination of the value of the facility and the residual value, the Company used the Discounted Cash Flow method ("DCF") using an estimated useful life of 30 years (based on the Company’s knowledge and experience with similar utility-scale solar facilities) and discounted the forecasted cash flow based on the price in the current Purchase Price Agreement ("PPA") with the Israeli Electricity Company and the estimated price following the expiration of the PPA based on the local regulatory model for merchant electricity sales. The result of the above analysis indicated that the residual interest of the Halutziot facility at the end of the PPA is significant (comprising approximately 21% of the total value of the facility).

* * *

December 14, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.5820 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Joshua G. Kiernan

Joshua G. Kiernan
of LATHAM & WATKINS LLP

cc:	(via email)
Gilad Yavetz, Chief Executive Officer, Enlight Renewable Energy Ltd.
Nir Yehuda, Chief Financial Officer, Enlight Renewable Energy Ltd.
Noa Beit Dagan, General Counsel, Enlight Renewable Energy Ltd.
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Michael Hong, Esq., Skadden, Arps, Slate, Meagher & Flom LLP